SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Approval of the RMB Share Issue by the CSRC, dated December 13, 2021
2.1	Financial Information in Relation to the A Share Prospectus, dated December 14, 2021
3.1	Preliminary Price Consultation Period of the RMB Share Issue and Summary of Principal Provisions of the A Share Prospectus, dated December 14, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

2

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;
•	the completion of our proposed A share offering;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	December 15, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

APPROVAL OF THE RMB SHARE ISSUE BY THE CSRC

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the Company’s announcements dated 17 May 2021, 18 August 2021, 25 October 2021 and 4 November 2021 and the circular dated 24 May 2021 in relation to the proposed RMB Share Issue, and the announcement dated 9 June 2021 in relation to the poll results of the extraordinary general meeting of the Company. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the abovementioned announcements and circular.

The Company is pleased to announce that the CSRC officially notified the Company in writing on 13 December 2021 that the RMB Share Issue by the Company has been approved with a valid period of 12 months from the date of approval.

Further announcement(s) will be made to disclose any material updates and progress in respect of the RMB Share Issue in accordance with the Hong Kong Listing Rules and other applicable laws and regulations as and when appropriate.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 13 December 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

FINANCIAL INFORMATION IN RELATION TO

THE A SHARE PROSPECTUS

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the Company’s announcements dated 17 May 2021, 18 August 2021, 25 October 2021, 4 November 2021 and 13 December 2021 and the circular dated 24 May 2021 in relation to the proposed RMB Share Issue, and the announcement dated 9 June 2021 in relation to the poll results of the extraordinary general meeting of the Company. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the abovementioned announcements and circular.

The full text of the prospectus in relation to the RMB Share Issue (the “A Share Prospectus”), a summary of the A Share Prospectus and the relevant appendices were published by the Company on the websites of the Shanghai Stock Exchange (www.sse.com.cn), the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (www.chinamobileltd.com) on 14 December 2021.

The summary of consolidated financial statements of the Company and its subsidiaries (the “Group”) for the nine months ended 30 September 2021 (the “Consolidated Financial Statements”), the Group’s major operating conditions and the estimated operating results for the year ending 31 December 2021 of the Group are set out in “7. Major Operating Conditions after Audit Report Date” under “Important Notice” and “8. Major Operating Conditions after Audit Report Date” under “Section 11 – Management Discussion and Analysis” in the A Share Prospectus. The Consolidated Financial Statements were prepared in accordance with the Chinese Accounting Standards for Business Enterprises (“CASs”) No. 32 – Interim Financial Statements and have been reviewed but not audited by PricewaterhouseCoopers Zhong Tian LLP.

The key data of the Group’s consolidated balance sheet as at 30 September 2021 and consolidated income statement for the nine months ended 30 September 2021 prepared in accordance with CASs are as follows:

1.	KEY DATA OF CONSOLIDATED BALANCE SHEET

	Unit: RMB Million
	As at 30 September 2021	As at 31 December 2020

Total assets	1,770,947	1,692,582
Total liabilities	623,926	575,110
Total equity	1,147,021	1,117,472
Total equity attributable to equity shareholders of the Company	1,143,111	1,113,616

2. KEY DATA OF CONSOLIDATED INCOME STATEMENT

	Unit: RMB Million
	Nine months ended 30 September 2021	Nine months ended 30 September 2020	Three months from 1 July 2021 to 30 September 2021	Three months from 1 July 2020 to 30 September 2020

Operating revenue	648,630	574,413	204,983	184,550
Operating profit	113,991	107,902	36,555	34,568
Profit before taxation	114,724	107,739	37,028	34,871
Profit for the period	87,088	81,705	27,902	25,860
Profit attributable to equity shareholders of the Company	86,962	81,555	27,844	25,809
Profit attributable to equity shareholders of the Company after deduction of extraordinary profit or loss	80,758	77,972	25,355	24,377

There is no significant difference between the operating revenue and profit attributable to equity shareholders of the Company for the nine months ended 30 September 2021 set out in the summary of the Consolidated Financial Statements and those as extracted from financial records prepared in accordance with the Hong Kong Financial Reporting Standards and the International Financial Reporting Standards and set out in the announcement in relation to unaudited key performance indicators for the first three quarters of 2021 published by the Company on 20 October 2021.

The Board hereby also informs the shareholders of the Company and potential investors that the estimated operating results for the year ending 31 December 2021 are as follows:

Based on the operating conditions during and after the reporting period, the Group has made an estimate of its results for the year ending 31 December 2021. It is estimated that the operating revenue for 2021 will range from approximately RMB844,877 million to RMB852,558 million, representing an increase of approximately 10% to 11% year-on-year; the profit attributable to equity shareholders of the Company will range from approximately RMB114,307 million to RMB116,464 million, representing an increase of approximately 6% to 8% year-on-year; and the profit attributable to equity shareholders of the Company after deduction of extraordinary profit or loss will range from approximately RMB107,285 million to RMB109,328 million, representing an increase of approximately 5% to 7% year-on-year.

The financial data in the estimated results above for the year ending 31 December 2021 is based on the preliminary estimates made by the Group and has not been audited by auditors. The estimated amounts do not indicate that the Group will achieve such revenue or net profit, or constitute a profit forecast made by the Group or its commitment for results. Therefore, shareholders and potential investors are advised to pay attention to investment risks.

The English version of the estimated operating results of the Group is an unofficial translation of the Chinese version. In case of any discrepancies, the Chinese version shall prevail. For more details of the RMB Share Issue, please refer to the A Share Prospectus published on the websites of the Shanghai Stock Exchange (www.sse.com.cn), the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (www.chinamobileltd.com).

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company. Further announcement(s) will be made to disclose any material updates and progress in respect of the RMB Share Issue in accordance with the Hong Kong Listing Rules and other applicable laws and regulations as and when appropriate. The A Share Prospectus is not, and the Company does not intend to use it as an offer of securities of the Company for sale in Hong Kong. The A Share Prospectus has not been and will not be registered under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong).

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 14 December 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

PRELIMINARY PRICE CONSULTATION PERIOD OF

THE RMB SHARE ISSUE AND SUMMARY OF

PRINCIPAL PROVISIONS OF THE A SHARE PROSPECTUS

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

We refer to the Company’s announcements dated 17 May 2021, 18 August 2021, 25 October 2021, 4 November 2021 and 13 December 2021 and the circular dated 24 May 2021 (the “Circular”) in relation to the proposed RMB Share Issue, and the announcement dated 9 June 2021 in relation to the poll results of the extraordinary general meeting of the Company. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the abovementioned announcements and circular.

I.	PRELIMINARY PRICE CONSULTATION PERIOD OF THE RMB SHARE ISSUE

As disclosed in the Company’s announcement of the Company dated 13 December 2021, the CSRC has officially approved the RMB Share Issue by the Company in writing on 13 December 2021. In accordance with relevant PRC laws and regulations, the Company and the joint lead underwriters of the RMB Share Issue will conduct preliminary price consultations among qualified participants who meet the requirements of the PRC laws and regulations on 16 December 2021 (from 9:30 a.m. to 3:00 p.m.) and 17 December 2021 (from 9:30 a.m. to 3:00 p.m.) in the PRC to determine the issue price. The Company will make further announcement(s) once the final issue size and issue price of the RMB Share Issue have been determined.

II.	SUMMARY OF PRINCIPAL PROVISIONS OF THE A SHARE PROSPECTUS

The full text of the prospectus in relation to the RMB Share Issue (the “A Share Prospectus”), its summary and the relevant appendices were published in Chinese only on the websites of the Shanghai Stock Exchange (www.sse.com.cn), the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (www.chinamobileltd.com) on 14 December 2021. A summary of the A Share Prospectus was also published on various PRC newspapers including China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 14 December 2021.

Summary of the principal provisions of the A Share Prospectus is as follows:

1.	Summary of the RMB Share Issue
	Class of shares	RMB ordinary shares (A shares) (forming the same class of shares as the Hong Kong Shares)
	Nominal value per share	The RMB Shares do not have a nominal value pursuant to section 135 of the Hong Kong Companies Ordinance
Number of shares to be issued

The Company proposes to conduct a public offering of no more than 845,700,000 RMB Shares, representing no more than 3.97% of the Company’s total number of Ordinary Shares in issue upon the RMB Share Issue (prior to the exercise of the over-allotment option). Subject to compliance with laws and regulations and regulatory requirements, the Company may authorize the lead underwriter(s) to exercise the over-allotment option, and conduct an over-allotment of no more than 15% of the number of RMB Shares under the RMB Share Issue (prior to the exercise of the overallotment option). In the event of issue of bonus shares, capitalisation of capital reserve, exercise of share options, repurchase or other events of the Company prior to the RMB Share Issue, the number of RMB Shares to be issued will be adjusted accordingly. The RMB Share Issue will be conducted wholly by way of issuing new shares

	Issue price per share	RMB[•••]/share
Earnings per share after the offering

RMB[•••]/share (calculated by dividing the audited profit attributable to equity shareholders of the Company before or after deduction of extraordinary profit or loss, whichever is lower, for 2020 by the total number of issued shares after the RMB Share Issue)

	Price-to-earnings ratio of the offering	[•••] times (calculated by dividing the issue price per share by earnings per share after the offering)
	Net assets per share prior to the offering	RMB55.81/share (calculated by dividing the audited equity attributable to equity shareholders of the Company as at 30 June 2021 by the total number of issued shares prior to the RMB Share Issue)
Net assets per share after the offering

RMB[•••]/share (calculated by dividing the sum of the audited equity attributable to equity shareholders of the Company as at 30 June 2021 and the net proceeds raised from the RMB Share Issue, by the total number of issued shares after the RMB Share Issue)

	Price-to-book ratio of the offering	[•••] times (calculated by dividing the issue price per share by the net assets per share after the offering)
Method of issuance

By a combination of off-line placement to inquiring subscribers and on-line fixed-price issuance to eligible public investors or such other methods of issuance as permitted by the relevant regulatory authorities (including without limitation placement to strategic investors)

	Target subscribers of the offering	Qualified natural persons and institutional investors (except for investors prohibited by laws, regulations and other regulatory requirements to which the Company is subject)
	Method of underwriting	Standby underwriting or other methods as permitted by the relevant regulatory authorities
	Estimated gross proceeds raised	RMB[•••] million
	Estimated net proceeds raised	RMB[•••] million
Estimated offering expenses

Sponsor and underwriting fees being 1.04% of the actual amount of gross proceeds; legal fees of RMB18,468,800; audit and capital verification fees of RMB41,360,000; information disclosure fees incurred in the RMB Share Issue of RMB6,470,000; total handling fees related to the RMB Share Issue(1) of no more than RMB600,000 (the above fees are inclusive of value-added taxes and each fee item may be adjusted subject to the results of the RMB Share Issue)

	Stock exchange on which RMB Shares are to be listed	Shanghai Stock Exchange

Note:

(1) Handling fees related to the RMB Share Issue do not include stamp duty for the RMB Share Issue, which may be included under handling fees related to the RMB Share Issue having regard to the final circumstances of the offering.

2.	Use of Proceeds

A resolution on the use of proceeds from the RMB Share Issue was considered and approved at the EGM convened on 9 June 2021. Pursuant to the aforesaid resolution, after deducting the issuance expenses, all proceeds from the RMB Share Issue will be used towards projects related to the Company’s principal business, which include the development of premium 5G networks, the development of new infrastructure for cloud resources, the development of gigabit broadband and smart home, the development of smart mid-end platform, the research and development of the next-generation information technology and digitalized and intelligent ecosystem. Any proceeds raised from the issue of RMB Shares as a result of the lead underwriter(s)’ exercise of the over-allotment option will be used in the aforesaid specific investment projects or any other uses permitted by applicable laws, regulations and the relevant regulatory authorities. For details on the use of proceeds from the RMB Share Issue, please refer to the Circular.

3.	Impact of the RMB Share Issue on the Shareholding Structure of the Company

The total number of issued shares of the Company before the RMB Share Issue is 20,475,482,897 shares. The number of RMB Shares to be issued under the RMB Share Issue will be no more than 845,700,000 shares, and the RMB Share Issue will not involve conversion or sale of any existing shares. Up to 15% of the number of RMB Shares under the RMB Share Issue (prior to the exercise of the over-allotment option) may be over-allotted pursuant to an over-allotment option under the RMB Share Issue. Assuming that the issue of all the 845,700,000 RMB Shares under the RMB Share Issue is carried out, and all are issued to non-connected persons of the Company and there are no changes in the share capital of the Company prior to the completion of the RMB Share Issue, the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the RMB Share Issue (assuming the over-allotment option is not exercised and is exercised in full, respectively) is/will be as follows:

	Immediately before the RMB Share Issue		Immediately after the completion of the RMB Share Issue (assuming the over-allotment option is not exercised)		Immediately after the completion of the RMB Share Issue (assuming the over-allotment option is exercised in full)
	Number of Ordinary Shares	Approximate percentage of the Company’s issued shares	Number of Ordinary Shares	Approximate percentage of the Company’s issued shares	Number of Ordinary Shares	Approximate percentage of the Company’s issued shares

RMB Shares to be issued under the RMB Share Issue	-	-	845,700,000	3.97%	972,555,000	4.53%
Hong Kong Shares	20,475,482,897	100.00%	20,475,482,897	96.03%	20,475,482,897	95.47%
– Hong Kong Shares held by core connected persons	14,890,416,842	72.72%	14,890,416,842	69.84%	14,890,416,842	69.43%
– Hong Kong Shares held by the public	5,585,066,055	27.28%	5,585,066,055	26.19%	5,585,066,055	26.04%
Total	20,475,482,897	100%	21,321,182,897	100%	21,448,037,897	100%

Note: The sum of shareholding percentages might not be in line with the total due to rounding.

The above English version of the summary of the principal provisions of the A Share Prospectus is an unofficial translation of its Chinese version. In case of any discrepancies, the Chinese version shall prevail.

Further announcement(s) will be made to disclose any material updates and progress in respect of the RMB Share Issue in accordance with the Hong Kong Listing Rules and other applicable laws and regulations as and when appropriate.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 14 December 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.